FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Donner Minerals Ltd.
(Translation of registrant’s name into English)

Suite 1360, 605 Robson Street, Vancouver, BC Canada V6B 5J3
(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓        Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________        No: : ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Donner Minerals Ltd.
                Registrant

Dated: May 12, 2004                                                   By :    /s/Harvey Keats/s/
                                                                    Title:     President

DONNE R M INERALS LTD.

                                                                                        Number: 009-04
Dated: May 12, 2004                       TSX Venture Exchange Symbol: DML
                                        Frankfurt Stock Exchange Symbol: DNL

STEPHENS LAKE UPDATE

VANCOUVER (May 12, 2004) - Mr. Harvey Keats, President of Donner Minerals Ltd., provides the following update in the Stephens Lake Project in Manitoba. The horizontal loop electromagnetic and magnetic survey has been completed on 16 distinct grid areas throughout the property. In addition a total of nearly 2,500 metres of diamond drilling has been completed in 10 drill holes during this last program.

No ultramafic rocks were intersected in any of the drill holes and all conductors were explained by graphite, iron sulphides or oxide iron formation in metamorphic rocks. No significant assays were returned from any of the drill holes.

The Stephens Lake Project is a joint exploration effort by Donner and Falconbridge Limited focused on exploring the Circum-Superior boundary, northeast of Thompson, for magmatic nickel, copper and platinum group element deposits. The Circum-Superior is host to the Thompson Nickel Belt deposits in northern Manitoba and Falconbridge’s Raglan deposits in northern Quebec, and is one of the key nickel producing belts in the world.

Donner and Falconbridge have no plans to carry out any further work on the Stephens Lake Project at the present time. However, the property is still in good standing and all data will be thoroughly evaluated before any decision is made on the future of this project.

ON BEHALF OF THE BOARD OF
DONNER MINERALS LTD.

“Harvey Keats”
President

Disclaimer
This document may contain forward looking statements which may differ from actual or future results due to market conditions and or field conditions which are beyond the control of Donner. Proximity of Donner’s projects to existing deposits and comparisons thereto, do not provide any assurance that economic mineralization exists on Donner’s projects. Additional technical and financial information on Donner and its projects can be found in Donner’s public filings at www.sedar.com.

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

Donner Minerals Ltd.
Suite 1360, 605 Robson Street, Vancouver, British Columbia Canada V6B 5J3
Telephone: (604) 683-0564 Fax: (604) 602-9311 or Toll Free: 1-800-909-8311
E-mail: donner@bed-rock.com or Web: http://www.donner-minerals.com